FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Re Agreement



Acambis joins forces with Bharat Biotech to address unmet need for JE vaccine in India


Cambridge, UK and Cambridge, Massachusetts - 8 November 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it has established a manufacturing and marketing agreement with Bharat Biotech International Limited ("Bharat Biotech") of India relating to Acambis' ChimeriVax-JE investigational vaccine against Japanese encephalitis ("JE").

JE, a virus transmitted to humans by mosquitoes, is the leading cause of childhood encephalitis and viral encephalitis in Asia. Currently, an epidemic is affecting areas of northern India and Nepal, where more than 1,000 people have died since July, most of them children. Every year, there are an estimated 30,000 to 50,000 cases of JE, approximately 25-30% of which are fatal; a high proportion of survivors are left with serious neurological impairment1.

Despite the availability of first-generation JE vaccines for 60 years, the virus continues to cause death and disease. As a result of this significant unmet public health need and in the absence of a safe, single-dose vaccine, both the World Health Organization's Initiative for Vaccine Research and the Gates Foundation have identified a need for development of a second-generation, affordable JE vaccine that has an acceptable safety profile and requires fewer doses than currently available vaccines.

The introduction of a single-dose vaccine could potentially transform the use of vaccines against JE by making it simpler, faster, easier and cheaper for healthcare providers to administer, particularly in regions where achieving compliance to multi-dose regimens can be difficult.

Acambis is preparing to commence pivotal Phase lll trials of a single-dose regimen of its ChimeriVax-JE vaccine candidate before the end of 2005, having completed Phase ll clinical testing. Current JE vaccines are administered in multiple doses.

Under the agreement announced today, Bharat Biotech will be responsible for end-stage fill/finish processing of ChimeriVax-JE at its facilities in India and, once ChimeriVax-JE is approved, will market and distribute the vaccine in India and neighbouring countries. Bulk vaccine will continue to be manufactured at Acambis' Canton, Massachusetts facility, where material for Phase lll testing has already been produced following technology transfer and scale-up to commercial scale manufacture.

Bharat Biotech is one of India's leading biotechnology companies. Based in Hyderabad, it manufactures and sells a polysaccharide typhoid vaccine (launched in 2003) and a recombinant vaccine for Hepatitis B (launched in 1998), which is also sold in Latin America and Africa. Both were developed in-house. Bharat Biotech's manufacturing plant is the largest in the Asia-Pacific region and it has an established sales force and distribution network serving the Indian subcontinent.

Gordon Cameron, Chief Executive Officer of Acambis, said:

"The scale of the current epidemic in India has highlighted the critical need for a safe, efficacious and cost-effective vaccine against JE. We believe that the forthcoming Phase III trials of ChimeriVax-JE will demonstrate our vaccine can meet that need and Bharat Biotech is the ideal partner to help us maximise ChimeriVax-JE's reach in India and neighbouring countries. This collaboration is part of our strategy to establish ChimeriVax-JE as the optimum vaccine in endemic countries and l look forward to a long and fruitful relationship with Bharat Biotech."


Dr Krishna M. Ella, Chairman and Managing Director of Bharat Biotech International Ltd, said:

"It is Bharat Biotech's endeavour to provide vaccines based on the most up-to-date technology platforms and of the highest quality to people living in developing countries. We aim to market vaccines that are affordable to the common man and yet manufactured under the globally-recognised Good Manufacturing Practices. We are already manufacturing vaccines against Hepatitis B and typhoid, and vaccines against rotavirus and malaria are also in development. This partnership with Acambis will enable us to bring a much-needed and improved JE vaccine to children in the Indian subcontinent, a region currently suffering from an epidemic that has so far killed over 1,000 children."

                                     -ends-

References

1. WHO Initiative for Vaccine Research (www.who.int)


Enquiries:


Acambis plc

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel +44 (0) 1223 275 300


Financial Dynamics

David Yates/Davina Langdale: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.









                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 08 November 2005                  ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.